Annual and Special Meeting of Shareholders
of
SILVER WHEATON CORP.
(the “Issuer”)

May 21, 2013

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

				Votes By Ballot
			Outcome of Vote	Votes For	Votes Withheld

1.	The election of the following directors:		Carried

	(a)	Lawrence I. Bell		163,686,019	3,057,775
				(98.17%)	(1.83%)
	(b)	George L. Brack		161,971,403	4,772,391
				(97.14%)	(2.86%)
	(c)	John A. Brough		164,035,349	2,708,445
				(98.38%)	(1.62%)
	(d)	R. Peter Gillin		164,360,973	2,382,821
				(98.57%)	(1.43%)
	(e)	Douglas M. Holtby		164,119,792	2,624,002
				(98.43%)	(1.57%)
	(f)	Eduardo Luna		134,668,080	32,075,714
				(80.76%)	(19.24%)
	(g)	Wade D. Nesmith		134,708,465	32,035,329
				(80.79%)	(19.21%)
	(h)	Randy V.J. Smallwood		164,520,490	2,223,304
				(98.67%)	(1.33%)

			Votes by Proxy
		Outcome of Vote	Votes For	Votes Withheld
2.	Appointment of Deloitte LLP,
	Independent Registered Chartered	Carried	189,846,431	1,975,214
	Accountants, as auditors of the Company		(98.97%)	(1.03%)
	and authorize the directors to fix their
	remuneration

		Outcome of Vote	Votes For	Votes Against
3.	Approve a non-binding advisory	Carried	156,476,953	10,226,775
	resolution accepting the Company’s		(93.87%)	(6.13%)
	approach to executive compensation